Exhibit 20.1

October 22, 2008

Dear Fellow Shareholders,

In light of the unsettled financial markets it seems in order to augment our quarterly earnings release with a discussion of our balance sheet and business outlook.

Our net income for the third quarter was $75.6 million; for the first nine months of the year our net income was just shy of $152.0 million. Our operating income for the third quarter was $106.7 million, and we also booked $39.6 million of depreciation and amortization. Our book value per common share outstanding was $77.10 at the end of the third quarter (or $72.55 per common share outstanding excluding goodwill and intangible asset values). While I am pleased to report these results, I only wish the overall macro economic climate was better.

In the first two quarters of the year our earnings were impacted negatively by the expense associated with numerous dockings and lost revenue while performing this work and upgrading some of our high earning U.S-flag anchor handling towing supply vessels. We have also incurred in previous quarters the costs associated with absorbing into our fleet new boats and new aircraft. These fleet additions started to earn money during this past quarter. During the last several quarters and continuing into this quarter we have also incurred substantial expenses associated with surveys for two of our U.S-flag tankers. That work is now finished and I hope results will be better going forward.

SEACOR's businesses are basic and fundamental to commerce: we dock ships, transport oil, carry grain and other basic commodities, transport material and personnel by sea and air to offshore drilling and production sites, and plan for and respond to natural disasters and oil spills. We also have ventures that merchandise rice and sugar, and we have a group that markets ethanol and specialty hydrocarbons. I believe our asset base is strong and reflects the quality of our capital investment over the last five years.

While it is quite possible that activity in the offshore sector and other segments will slow in light of the contraction in credit that is now occurring, there are also factors that we expect should have a positive impact on the outlook for our businesses. I noted in past letters that our inland business has been negatively affected by extremely high ocean freight rates. When ocean freight becomes more expensive, some grain shipments normally transported via the river system are diverted to the West Coast. Now, for the first time in many months, ocean freight rates favor moving grain into the U.S. Gulf of Mexico by barge. That fact alone does not mean that barge freight rates will be strong, there also has to be export demand for grain. However, the reversal of ocean freight rates is helpful. I am also hopeful that $145 per barrel crude oil was a wake up call and that the decline in price will not undermine resolve by our politicians to reform our country's outdated energy policies. Apart from self-interest, I truly believe enlightened policy would include selective drilling offshore in some regions of the United States that have previously been closed to development. I hasten to add that as a matter of personal opinion, conservation and development of alternative sources of energy are equally important to a sound policy as well as increased development of domestic resources.

Shareholder Letter October 22, 2008

Starting last quarter, I asked our financial group to include the balance sheet in our earnings releases along with our operating results. I consider the balance sheet equal in importance to the income statement. I believe SEACOR has ample liquidity to conduct its business and also pursue opportunity. We ended the quarter with $326.1 million in unrestricted cash and cash equivalents, $23.7 million in cash and cash equivalents reserved for certain of our tanker operations, $17.8 million in cash and cash equivalents reserved for payment of certain tanker debt obligations, and $247.8 million in cash and cash equivalents included in our construction reserve funds. While our construction reserve funds are currently earmarked for reinvestment in marine assets, these funds could be accessed for general purposes by accelerating tax payments already provided within our long-term deferred tax liabilities. Similarly, our international companies currently hold $110.2 million of our unrestricted cash and cash equivalents. While we consider these funds likely to be permanently reinvested abroad in our international operations, they could be repatriated by accelerating tax payments already provided within our long-term deferred tax liabilities. The Company also has a $450.0 million line of credit. We hope that by the time our 7.2% notes mature in September 2009 for $109.3 million (we repurchased $25.2 million of par value through October 22, 2008), the capital markets will be accessible on reasonable terms. If not, this line of credit is a back-up to pay off those notes.

During the quarter we took delivery of one offshore marine vessel, five helicopters, one inland river towboat, one harbor tug and one ocean liquid tank barge. Our committed capital expenditures for the remainder of 2008 through 2010 totaled $276.2 million. During the quarter we repurchased 1,166,000 shares, at an average price of $83.43, for $97.3 million. We would not have done this had we not felt our asset value, after factoring in a discount to current market, exceeded the price paid but in light of market panic in October it appears we might have been better off waiting to repurchase our shares.

My number one priority is always to protect our balance sheet. I believe it is strong enough to allow us to capitalize on opportunities that are likely to develop in this environment.

The last two months have been marked by extraordinary events. I recognize that investors in SEACOR, and other securities, are staring at losses reflecting changed valuation parameters. Unfortunately management has little impact on "metrics" used to value the price of shares. Management does have an impact on how the business performs. I, and all of SEACOR's managers, pledge to work hard to husband our assets. We hope to keep up solid returns on capital reflecting its real cost. Finally, we will search diligently for opportunities.

Sincerely,

               /s/   Charles Fabrikant

Charles Fabrikant
Chairman of the Board